State Of Texas

SINGLE-MEMBER MANAGER MANAGED OPERATING AGREEMENT OF

CHICKS WITH CLASS, LLC

LIMITED LIABILITY COMPANY AGREEMENT
FOR
CHICKS WITH CLASS, LLC

Dated as of the Effective Date
1/28/2016

The sale or other disposition of the Member's interest are restricted as stated in their operating agreement, and in all events is prohibited unless the company receives an opinion of counsel satisfactory to it and its counsel that such sale or other disposition can be made without registration under the Securities Act of 1933, as amended, and any applicable state securities acts and laws. By the execution of this operating agreement and the acquisition and ownership of the member's interest represented hereby, the Member represents, among other things, that it is acquiring its Member's interest for investment and without a view to distribution and that it will not sell or otherwise dispose of its membership interest without registration or other compliance with the aforementioned acts and the rules and regulations issued there under

Single Member
LLC Operating Agreement
Manager-Managed

LIMITED LIABILITY COMPANY OPERATING AGREEMENT OF CHICKS WITH CLASS, LLC

A TEXAS Limited Liability Company

Dated as of 1/28/2016

OPERATING AGREEMENT

This Operating Agreement (the "Agreement") is made and entered into and effective as of this 1/28/2016 by and between (hereinafter referred to as "Member"), and CHICKS WITH CLASS, LLC, a TEXAS Limited Liability Company (hereinafter referred to as the "LLC").

RECITALS

A limited liability company named CHICKS WITH CLASS, LLC, a Texas Limited Liability Company was formed under the laws of the State of TEXAS (hereinafter referred to as the "LLC").

The Articles of Organization were filed on 1/28/2016 with the TEXAS Secretary/Department of State (hereinafter referred to as "Articles of Organization").

In consideration of the covenants and the promises made herein, the parties hereby agree as follows:

SECTION 1: DEFINITIONS

1.1 "Agreement" means this Limited Liability Company Operating Agreement, as amended.

1.2 "Articles of Organization" means the Articles of Organization which were filed on 1/28/2016 with the TEXAS Secretary/Department of State for the purpose of forming this LLC.

1.3 "Code" means the Internal Revenue Code of 1986, as amended.

1.4 "Capital Account" means the amount of a Member's Capital Contribution, as adjusted, including but not limited to increases due to profits or additional contributions and decreases due to losses and distributions.

1.5 "Capital Contribution" means any contribution of value, including but not limited to cash, property, assets, etc., by a Member to the capital of the LLC.

1.6 "Financial Interest" means a right to share in the profits, losses, incomes, expenses, or other monetary items and to receive distributions and allocations from the LLC.

1.7 "LLC" means CHICKS WITH CLASS, LLC, a Texas Limited Liability Company under the laws of the State of Texas.

1.8 "LLC Interest" or "Interest" means an ownership interest in the LLC, which includes the Financial Interest, the right to vote, the right to participate in management, and the right to obtain information concerning the LLC and any other rights granted to a Member under the Articles of Organization or this Agreement.

1.9 "Manager" or "Managers" means the person(s) elected, appointed, or otherwise designated in accordance with this Agreement to manage and operate the LLC.

1.10 "Member" means any person or entity who owns any interest in this LLC and is a party to this Agreement but does not include any person who holds only a Financial Interest as a result of an involuntary transfer or assignment or a transfer or assignment in violation of this Agreement.

1.11 "Property" means any and all assets, in whole or in part, of the LLC, both tangible and intangible.

1.12 "Statute" means the Texas Limited Liability Company Act, as amended.

SECTION 2: FORMATION

2.1 Formation of the LLC. The LLC was formed pursuant to the laws of the State of TEXAS by filing the Articles of Organization with the TEXAS Secretary/Department of State.

2.2 Name. The name of the LLC is "CHICKS WITH CLASS, LLC." The Manager(s) shall operate the business of the LLC under such name or use such other names as the Manager(s) deems necessary provided that such names do not violate the statute.

2.3 Principal Office. The LLC's principal place of business will be located at 16602 LAKE PRINCE LN HOUSTON TEXAS 77044 or any other location determined by the Manager(s). If the principal office is located outside the state of organization, and the LLC has one or more business offices in the state of organization, the Manager(s) shall fix and designate a principal business office in the state of organization. Branch or subordinate offices may be established at any time and at any place as determined by the Manager(s).

2.4 Term. The LLC will continue to exist until terminated or dissolved in accordance with its Articles of Organization or this Agreement.

2.5 Business Purpose. The purpose of the LLC is to engage in any lawful activities for which an LLC may be organized under the Statute.

2.6 Registered Agent/Registered Office. The LLC's registered agent/Registered Office will be
MARGO JORDAN BAINES
16602 LAKE PRINCE LN
HOUSTON TEXAS 77044

SECTION 3: MEMBERSHIP

3.1 Initial Members. The initial Member of the LLC is the person (or entity) set forth in this Agreement.

3.2 Additional Members. Additional persons or entities may be admitted to the LLC as Members, and LLC Interests may be issued to those additional Members if the Member consents to the admission of the additional Members on such terms and conditions as determined by the Member and in accordance with the Articles of Organization and this Agreement. All new Members must sign a copy of this Agreement and agree to be bound by the terms of this Agreement.

3.3 Liability to Third Parties. No Member shall be liable for the debts, obligations, or liabilities of the LLC to a third party unless the Member agrees in writing to be liable.

3.4 No Member has the authority or power to act for or on behalf of, to bind, or to incur any liability on behalf of the LLC except as provided in this Agreement.

SECTION 4: CAPITAL ACCOUNTS

4.1 Initial Contributions. The initial Member shall contribute to the LLC the following Capital Contribution and shall receive the following LLC Interest:

Name	Contribution	Capital Interest
MARGO JORDAN BAINES	100%	100.00

4.2 Additional Contributions. Except as specifically set forth in this Agreement, Member shall not be required to make any additional Capital Contributions. If the Member determines that additional contributions are necessary or desirable, the Member shall contribute to the LLC such additional contributions as the Member determines in his or her sole and absolute discretion.

4.3 Capital Accounts. A Capital Account (hereinafter referred to as "Capital Account") shall be established and maintained for the Member. A Member's Capital Account will be accounted for separately and will be maintained in accordance with generally accepted accounting principles. If a Member validly transfers his or her LLC Interest, the Capital Account of the transferring Member shall carry over to the transferee Member in accordance with the Code.

4.4 Adjustments to Capital Accounts. A Member's Capital Account shall be adjusted as follows:

(a) Increases. A Member's Capital Account shall be increased by:

(1) capital contributions of cash and/or property at its agreed upon fair market value;

(2) all items of LLC income and gain (including income and gain exempt from tax).

(b) Decreases. A Member's Capital Account shall be decreased by:

(1) distributions of cash and/or property at its agreed upon fair market value;

(2) all items of LLC deduction and loss (including deductions and loss exempt from tax).

4.5 Advances by Member. The Member may, at any time, advance monies to the LLC. An advance is a loan from the Member to the LLC and shall bear interest at the prevailing interest rate. An advance is not a Capital Contribution.

4.6 Return of Capital. The Member shall have the right to withdraw or obtain a return of his or her capital contribution at such times and in such amounts as the Manager(s) determines in the Manager's absolute discretion subject to any restrictions in this Agreement or the state of organization's LLC Statute. The return of a Member's capital contribution may be withdrawn in the form of property other than cash.

SECTION 5: ALLOCATION OF PROFITS AND LOSSES AND DISTRIBUTIONS

5.1 Determination of Profits and Losses. Profits and losses shall mean net income and net loss as determined by the books and records of the LLC which shall be kept in accordance with generally accepted accounting principals and the Code.

5.2 Distributions. Distribution of LLC assets and property shall be made at such times and in such amounts as the Manager(s) determines subject to any restrictions in this Agreement.

SECTION 6: MANAGEMENT

6.1 Management. The LLC shall be managed by the Manager(s) who shall be responsible for the management of the LLC's business and affairs.

6.2 Place of Meeting. Meetings of the Member may be held at any place within the United States designated by the Member. If no place is so specified, Member meetings shall be held at the LLC's principal office.

6.3 Annual Meeting. An annual meeting of Member may be held on the ____________ of each year at 16602 LAKE PRINCE LN HOUSTON TEXAS 77044 provided, however, that should such day fall upon a legal holiday, then the annual meeting of the Member may be held at the same time and place on the next day thereafter which is a full business day. At the annual meeting, any proper business may be transacted.

6.4 Special Meetings. A special meeting of the Member may be held at any time, without notice, and at any place as determined by the Member. At the special meeting, any proper business may be transacted.

6.5 Member Action by Written Consent without a Meeting. Any action which may be taken at any annual or special meeting of the Member may be taken without a meeting if consent is in writing, sets forth the action so taken, and is signed by the Member. All such consents shall be filed with the LLC's books and records.

6.6 Managers. The LLC shall be managed by MARGO JORDAN BAINES Manager(s), until changed by an amendment to this Agreement, who shall be responsible for the management of the LLC's business and affairs.

	Name of Managers	Signature	Date
CEO	MARGO JORDAN BAINES		
Vice Operating Manager			
Secretary	MARGO JORDAN BAINES		
Treasurer	MARGO JORDAN BAINES		

6.7 Election and Term of Office of Managers. Managers shall be elected at the annual meeting of the Member and will hold office until the next annual Member's meeting.

6.8 Vacancies. A Manager vacancy shall be deemed to exist if: (a) a Manager dies, resigns, or is removed by the Member; (b) the other Managers, if any, declare a Manager vacancy; (c) the authorized number of Managers is increased, or (d) if at a Member's meeting the Member fails to elect the full authorized number of Managers. However, no reduction of the authorized number of Managers shall have the effect of removing any Manager prior to the expiration of his or her term of office. Vacancies are to be filled by election at a special meeting of the Member in accordance with Section 6 of this Agreement.

6.9 Resignation. Any Manager may resign effective upon the delivery of written notice to the Member, unless the notice specifies a later effective date.

6.10 General Manager. If the Member elects more than one Manager, the Member shall designate one of the Managers as the General Manager. The General Manager shall preside at all meetings. The General Manager shall have the general powers and duties of management typically vested in the office of president of a corporation, and such other powers and duties as may be prescribed by the Member.

6.11 Powers. The Manager(s) have general supervision, direction, and control of the business of the LLC. In addition, subject to the provisions of the state of organization's law, any limitations in the Articles of Organization and this Agreement relating to actions requiring approval by the Member, the Managers may make all decisions and take all actions on behalf of the LLC not otherwise provided for in this Agreement including but not limited to the following:

(a) select and remove all officers, agents, and employees of the LLC; prescribe any powers and duties for the Officers that are consistent with law, with the Articles of Organization, and with this Agreement; fix the Officers' compensation; and require from the Officers security for faithful service;

(b) change the principal business office from one location to another; qualify the LLC to do business in any State, territory, dependency, or country; conduct business within or outside the United States; and designate any place within the United States for the holding of any Members' or Managers' meetings;

(c) borrow money and incur indebtedness on behalf of the LLC, and cause to be executed and delivered for the LLC's purposes, in the LLC name, promissory notes, bonds, debentures, deeds of trust, mortgages, pledges, hypothecations, and other evidences of debt and securities;

(d) call a special meeting of the Members at any time upon notification;

(e) enter into, make, and perform contracts and agreements which bind the LLC that are necessary and appropriate in the ordinary course of business of the LLC;

(f) open and maintain bank and investment accounts and designate authorized persons to sign checks or drafts or give instructions concerning those accounts;

(g) maintain the assets of the LLC;

(h) collect sums due and owning to the LLC;

(i) pay the debts and obligations of the LLC;

(j) acquire, use, and dispose of assets during the ordinary course of business;

6.12 Limitation on Powers. Except by the written authorization of the Member, neither a Manager nor any Officer of the LLC shall have the authority to:

(a) enter into any agreement, contract, or commitment on behalf of the LLC which would obligate any Member to find additional capital, to guarantee a loan or to increase a Member's personal liability either to the LLC or to a third party;

(b) materially alter the business of the LLC, deviate from any approved business plan of the LLC as set forth in this Agreement, or perform any action which would make it impossible to carry on the business of the LLC;

(c) perform any action that is contrary to this Agreement;

(d) place title to any LLC asset or property in the name of a nominee or sell, lease, pledge, hypothecate, or grant a security interest in any LLC asset or property, except in the ordinary course of business;

(e) commingle LLC funds with the funds of any other person or entity;

(f) confess a judgment against the LLC;

(g) admit any person as a Member, except as otherwise provided in this Agreement;

(h) attempt to dissolve the LLC;

6.13 Place of Meeting. Regular meetings of the Managers may be held without notice, at any time and at any place within the United States that is designated by the Managers. In the absence of the designation of a place, regular meetings shall be held at the principal office of the LLC. Special meetings of the Managers shall be held at any place that has been designated in the notice of the meeting or, if not stated in the notice, at the principal office of the LLC. Any meeting, regular or special, may be held by conference telephone or similar communications equipment, so long as all Managers participating in such meeting can hear one another, and all such Managers shall be deemed to be present in person at such meeting.

6.14 Annual Meeting. Immediately following each annual meeting of the Member, the Managers may hold a regular meeting for purposes of organization, the election of Officers, if any, and the transaction of other business. Notice of such meeting shall not be required.

6.15 Other Regular Meetings. Other regular meetings of the Managers may be held without call at such time as determined by the Managers. Such regular meetings may be held without notice.

6.16 Special Meetings. Special meetings of the Managers for any purpose or purposes may be called at any time by the General Manager or a majority of the Managers. Notice of the time and place of special meeting shall be delivered personally or by telephone to each Manager or sent by first class mail or telegram, charges prepaid, addressed to each Manager at his or her address as it is shown upon the records of the LLC at least four (4) working days prior to the time of the holding of the meeting. The notice need not specify the purpose of the meeting nor the place if the meeting is to be held at the principal office of the LLC.

6.17 Option 1: Quorum. A majority of the authorized number of Managers shall constitute a quorum for the transaction of business, except to adjourn as hereinafter provided. Every act or decision done or made by a majority of the Managers present at a meeting duly held at which a quorum is present shall be regarded as the act of the Managers. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of Managers, if any action taken is approved by at least a majority of the required quorum for such meeting.

6.18 Waiver of Notice. The transactions of any meeting of the Managers, however called and noticed or wherever held, shall be as valid as though conducted at a meeting duly held after regular call and notice if a quorum is present and if, either before or after the meeting, each of the Managers not present signs a written waiver of notice, a consent to holding the meeting or an approval of the minutes thereof. The waiver of notice or consent need not specify the purpose of the meeting. All such waivers, consents, and approvals shall be filed with the LLC books and records. Notice of a meeting shall also be deemed given to any Manager who attends the meeting without objecting to the lack of notice.

6.19 Adjournment. A majority of the Managers present, regardless of whether constituting a quorum, may adjourn any meeting to another time and place.

6.20 Notice of Adjournment. Notice of the time and place of holding an adjourned meeting need not be given, unless the meeting is adjourned for more than twenty-four (24) hours, in which case notice of such time and place shall be given, prior to the time of the adjourned meeting, to the Managers who were not present at the time of the adjournment.

6.21 Action without Meeting. Any action required or permitted to be taken by the Managers may be taken without a meeting, if all Managers individually or collectively consent in writing to such action. Such action by written consent shall have the same force and effect as a unanimous vote of the Managers. Such written consent or consents shall be filed with the LLC's books and record.

6.22 Fees and Compensation of Managers. Managers may receive such compensation, if any, for their services, and such reimbursement of expenses as may be fixed or determined by the Member. Nothing herein contained shall be construed to preclude any Manager from serving the LLC in any other capacity as an officer, agent, employee, or otherwise, and receiving compensation for such services.

6.23 Liability to Third Parties. No Manager shall be liable for the debts, obligations, or liabilities of the LLC to a third party unless the Manager agrees in writing to be liable.

6.24 Standard of Care; Liability. Each Manager shall exercise such powers and otherwise perform such duties in good faith, in the matters such Manager believes to be in the best interests of the LLC, and with such care including reasonable inquiry, using ordinary prudence, as a person in a like position would use under similar circumstances. In performing the duties of a Manager, a Manager shall be entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, in which case prepared or presented by:

(a) one or more officers or employees of the LLC who the Manager believes to be reliable and competent in the matters presented;

(b) counsel, independent accountants, or other persons as to matters which the Manager believes to be within such person's professional or expert competence; or

(c) a Committee upon which the Manager does not serve, as to matters within its designated authority, which Committee the Manager believes to merit confidence, so long as in any such case, the Manager acts in good faith, after reasonable inquiry when the need therefor is indicated by the circumstances, and without knowledge that would cause such reliance to be unwarranted.

6.25 (Optional) Committees.

(a) Manager Committees. The Managers may, by resolution adopted by a majority of the authorized number of Managers, designate one or more committees, each consisting of one or more Managers, to serve at the pleasure of the Managers. The Managers may designate one or more Managers as alternate members of any committee. Any such committee, to the extent provided in the resolution of the Managers, shall have all the authority of the Managers.

(b) Meetings and Actions of Manager Committees. Meetings and actions of Manager Committees shall be governed by the above paragraphs applicable to meetings and actions of the Managers as to place of meetings, regular meetings, special meetings, waiver of notice, quorum, adjournment, notice of adjournment, and action by written consent without a meeting, with such changes in the context of those paragraphs as are necessary to substitute the committee and its members for the Managers, except that: (a) the time of regular committee meetings may be determined either by resolution of the Managers or by resolution of the committee; (b) special committee meetings may also be called by resolution of the Managers; (c) notice of special committee meetings shall also be given to all alternate members; and (d) alternate members shall have the right to attend all meetings of the committee. The Managers may adopt rules, not inconsistent with this Agreement, for the governance of Manager Committees

(g) Vice Operating Manager. In the absence or disability of the President, the Vice President(s), if any, in order of their rank as fixed by the Managers, or, if not ranked, a Vice President designated by the Managers, shall perform all the duties of the President, and when so acting shall have all the powers of, and be subject to, all the restrictions upon the President. The Vice President(s) shall have such other powers and perform such other duties as from time to time may be prescribed by the President, Managers, or this Agreement.

(h) Secretary.

(1) The Secretary shall keep or cause to be kept at the principal office, or such other place as the Managers may designate, a book of minutes of all meetings and actions of Managers, Manager Committees, and Members, with the time and place of holding, whether regular or special, and, if special, how authorized, the notice thereof given, the names of those present, the number of LLC Interests present or represented at Members' meetings, and the proceedings thereof.(2) The Secretary shall keep or cause to be kept at the principal office or at the office of the LLC's transfer agent or register, or a duplicate share register, the names of all Members and their addresses, the number of LLC Interests held by each, the number and date of certificates issued for the same, if any, and the number and date of cancellation of every certificate surrendered for cancellation.

(3) The Secretary shall give notice, or cause notice to be given, of all Members' meetings, Managers' meetings, and Manager Committee meetings for which notice is required. If the Secretary or other person authorized by the Secretary to give notice fails to act, notice of any meeting may be given by any other Officer of the LLC. The Secretary shall maintain records of the mailing or other delivery of notices and documents to Members or Managers, as prescribed by this Agreement or by the Managers.

(4) The Secretary shall keep the seal of the LLC, if any, in safe custody. The Secretary shall have such other powers and perform such other duties as prescribed by this Agreement or by the Managers.

(i) Chief Financial Officer

(1) The Chief Financial Officer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transaction of the LLC, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, income, revenues, deductions, expenses, capital, and Capital Accounts. The books of account shall be open at all reasonable times to inspection by any Manager or Member upon demand.

(2) The Chief Financial Officer shall cause to be deposited all monies and other valuables in the name and to the credit of the LLC with such depositaries as may be designated by the Managers. The Chief Financial Officer shall cause the funds of the LLC to be disbursed as he or she may be properly directed from time to time and shall render to the President and Managers an account of all transactions as Chief Financial Officer and of the financial condition of the LLC whenever requested.

(3) The Chief Financial Officer shall have such other powers and perform such other duties as prescribed by this Agreement or by the Managers.

(j) Subordinate Officers. The Managers may appoint, and may empower the President or Chief Financial Officer to appoint, subordinate officers as required by the LLC's business, whose duties shall be as provided in this Agreement or as determined from time to time by the Managers, the President, or the Chief Financial Officer.

(k) Compensation. Salaries of Officers employed by the LLC shall be determined by the Managers or established under employment agreements approved by the Managers. No Officer shall be prevented from receiving this salary because he or she is also a Manager and/or Member of the LLC.

SECTION 7: TRANSFER AND ASSIGNMENT OF LLC INTERESTS

Restricted Transferability

7.1 Transfer or Assignment of Member's Interest. Except as otherwise provided in this Agreement, the Member may not transfer and/or assign, in whole or in part, his or her LLC Interest at any time. For purposes of this Agreement transfer shall mean sale, exchange, assignment, alienation, disposition, gift, pledge, hypothecation, encumbrance, or grant of security interest in the LLC Interest. If an LLC Interest is transferred or assigned, the transferee shall have no rights in, nor may participate in, the management or operation of the business and affairs of the LLC nor have the right to become a Member of the LLC. Any transfer or assignment of an LLC Interest shall only affect a transfer or assignment of the Member's Financial Interest, and the transferring Member shall still be bound to the terms of this Agreement.

7.2 Involuntary Transfer. No involuntary transfer or assignment of an LLC Interest, or any part thereof, will be valid. If an LLC Interest is involuntarily transferred or assigned, the transferee shall have no rights in, nor may participate in, the management or operation of the business and affairs of the LLC nor have the right to become a Member of the LLC. Any involuntary transfer or assignment of an LLC Interest shall only effect a transfer or assignment of the Member's Financial Interest, and the transferring Member shall still be bound to the terms of this Agreement.

SECTION 8: BOOKS AND RECORDS

8.1 Maintenance of Books and Records. The LLC shall establish and maintain appropriate books and records of the LLC in accordance with generally accepted accounting principles. There shall be kept at the principal office of the LLC and the registered office of the LLC, if different, the following LLC documents:

(a) the name and business or residence address of the Member and his or her Capital Contribution and LLC Interest;

(b) a current list of the name and business or residence address of each Manager, if any;

(c) a copy of the Articles of Organization and this Agreement and any amendments thereto;

(d) copies of the LLC's federal, state, and local income tax or information returns, if any, for the past six fiscal years;

(e) copies of the financial statements of the LLC, if any, for the past six fiscal years;

(f) originals or copies of all minutes, actions by written consent, consents to action, Member actions and consents; and

(g) any other information required to be maintained by the LLC pursuant to the state of organization's LLC statute.

8.2 Annual Accounting. Within ninety days after the close of each fiscal year of the LLC, the LLC shall cause to be prepared and submitted to the Member a balance sheet and income statement for the preceding fiscal year of the LLC (or portion thereof) in conformity with generally accepted accounting principles and provide to the Member all information necessary for the Member to complete federal and state tax returns.

8.3 Bank Accounts. All funds of the LLC shall be deposited in the LLC's name in such banks as determined by the Manager(s). All checks, drafts, or other orders for payment of money, notes or other evidences of indebtedness, issued in the name of or payable to the LLC, shall be signed or endorsed by such person or persons and in such manner as, from time to time, shall be determined by the Manager(s).

8.4 Fiscal Year. The LLC's fiscal year shall end on 12/31.

8.5 Accounting Method. Make this choice with your accountant

Option 1: For financial reporting purposes, the books and records of the LLC shall be kept on the cash method of accounting applied in a consistent manner and shall reflect all transactions of the LLC and be appropriate and adequate for the purposes of the LLC.

Option 2: For financial reporting purposes, the books and records of the LLC shall be kept on the accrual method of accounting applied in a consistent manner and shall reflect all transactions of the LLC and be appropriate and adequate for the purposes of the LLC.

SECTION 9: TAXATION

9.1 Tax Year. The LLC's taxable year shall end on 12/31.

SECTION 10: LLC CERTIFICATES

10.1 Issuance of LLC Certificates. The Member's LLC Interest shall be represented by an LLC Certificate. Upon the execution of this Agreement and the payment of the Capital Contributions by the Member, the Manager(s) shall have the LLC issue one or more LLC Certificates in the name of the Member certifying that the named Member is the record holder of the LLC Interests.

10.2 Transfer of LLC Certificates. An LLC Interest which is transferred in accordance with the terms of this Agreement shall be transferable on the books of the LLC. However, the transfer of an LLC Interest shall not be entered until the previously issued LLC Certificate representing such LLC Interest is surrendered to the LLC and canceled, and a replacement LLC Certificate is issued to the assignee of such LLC Interest.

10.3 Lost, Stolen, or Destroyed Certificates. The LLC shall issue a new LLC Certificate in place of any LLC Certificate previously issued if the holder of the LLC Certificate satisfactorily proves that a previously issued LLC Certificate has been lost, destroyed, or stolen. If a Member fails to notify the LLC within a reasonable time after it has notice of the loss, destruction, or theft of an LLC Certificate, and a transfer of the LLC Interest represented by the LLC Certificate is registered before receiving such notification, the LLC shall have no liability with respect to any claim against the LLC for such transfer or for a new LLC Certificate.

10.4 No Bearer Certificates. The LLC may not issue a certificate of limited liability company interest in bearer form.

SECTION 11: TERMINATION AND DISSOLUTION

11.1 Dissolution. The LLC shall be dissolved upon the occurrence of any of the following events:

the death, withdrawal, resignation, expulsion, bankruptcy or dissolution of the Member, or the occurrence of any other event which terminates the Member's continued membership in the LLC

11.2 Notice of Winding Up. Upon the occurrence of any of the events specified above, the LLC shall execute and file a Notice of Winding Up, if required, with the Secretary/Department of State of the State of TEXAS.

11.3 Conduct of Business. Upon the occurrence of any of the events specified above, the Manager(s) shall act as liquidator and wind up all LLC business and affairs. However, the LLC shall continue to exist until Articles of Dissolution have been filed with the Secretary/Department of State of the State of [State] or until a decree dissolving the LLC has been entered by a court of competent jurisdiction.

11.4 Distribution of Net Proceeds. Upon the occurrence of any of the events specified above and the completion of the winding up of all LLC business and affairs, the assets of the LLC shall be promptly liquidated and distributed in the following order:

(a) to the payment of creditors, excluding the Member, in the order of priority as provided by law;

(b) to the payment of loans or advances made by the Member;

(c) to the Member.

Where the distribution consists both of cash and noncash assets, the cash shall be distributed first, in descending order, to the above categories. With respect to the noncash assets, which distribution values are to be based on the fair market value of the noncash asset as determined in good faith by the liquidator, the liquidator may sell the noncash assets and distribute the cash proceeds or distribute the assets in kind, in descending order, to the above categories.

11.5 Termination. The LLC shall be terminated upon the distribution of all assets. The Manager(s) shall cause the LLC to file Articles of Dissolution with the Secretary/Department of State of the State of Texas or take any other actions necessary to terminate the LLC.

SECTION 12: AMENDMENTS

12.1 Amendments by Member. This Agreement may be adopted, amended, altered, or repealed by the written consent of the Member.

SECTION 13: GENERAL PROVISIONS

13.1 Entire Agreement/Modification. This Agreement contains the entire understanding of the parties with respect to the subject matter of the agreement, and it supersedes all prior understandings and agreements, whether written or oral, and all prior dealings of the parties with respect to the subject matter hereof. This Agreement, in whole or in part, cannot be changed, modified, extended, or discharged orally and no waiver of compliance with any provision or condition hereof and no consent provided for herein shall be effective unless evidenced by an instrument in writing duly executed by the party against whom enforcement of any waiver, change, modification, extension, or discharge is sought. Further, no consent or waiver, express or implied, to or of any breach or default shall constitute a consent or waiver to or of any other breach.

13.2 Severability. If any provision of this Agreement or the application thereof to any person or circumstance shall be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

13.3 Successor and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors, legal representatives, and assigns. This Agreement may not be assigned by any party without the express written consent of the other parties.

13.4 Construction. Throughout this Agreement, the masculine, feminine, or neuter genders shall be deemed to include the masculine, feminine, and neuter and the singular, the plural, and vice versa. The section headings of this Agreement are for convenience of reference only and do not form a part hereof and do not in any way modify, interpret, or construe the intentions of the parties.

13.5 Governing Law. This agreement shall be governed by, and interpreted in accordance with the laws of the State of Texas.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of this 1/28/2016.

CHICKS WITH CLASS, LLC, a Texas Limited Liability Company

By: ______________________

Title: ______________________

____
MARGO JORDAN BAINES

By: ______________________

Title: ______________________

____
MARGO JORDAN BAINES